4-5-02

02030039

105 4056

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of April 5, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated April 4, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA SHAREHOLDERS APPROVE SECOND CAPITAL INCREASE IN CONNECTION WITH DEBT RESTRUCTURING

WARSAW, Poland – April 4, 2002 – Netia Holdings S.A. (the "Company" or "Netia") (Nasdaq: NTIAQ, WSE: NET) today announced that its Extraordinary General Meeting of Shareholders approved an amendment today to the Company's corporate statute concerning a conditional increase of the Company's share capital and also authorized Netia's Management Board to issue warrants in connection with its debt restructuring.

As previously announced by Netia, the resolutions adopted today concern, among other things, a conditional increase of the Company's share capital by up to PLN 83,222,437 (through the issuance of ordinary bearer series "J" and "K" shares) with the aim of facilitating the issuance of warrants to existing shareholders (up to 64,848,652 of series "J" shares), as well as a stock option plan for Netia's key employees (up to 18,373,785 of series "K" shares). In accordance with the terms of the Restructuring Agreement, dated March 5, 2002, the Company may not allocate more than 5% of its post-restructuring share capital, before the issuance of warrants, to this stock option plan.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002 and it Current Report on Form 6-K filed with the Commission on April 3, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance